EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net income	$508,600	$940,126	$1,342,612	$1,855,558	$1,624,327
Add: Fixed charges	62,487	39,922	97,103	60,883	86,104
Earnings available for fixed charges	$571,087	$980,048	$1,439,715	$1,916,441	$1,710,431

Fixed charges:
Interest expense on all debt	$62,487	$39,922	$97,103	$60,883	$86,104
Total fixed charges	$62,487	$39,922	$97,103	$60,883	$86,104

Ratio of income to fixed charges	9.14	24.55	14.83	31.48	19.86